
October 4, 2021

Lei Xia
Chief Executive Officer and Director
ICZOOM Group Inc.
Room 102, Technology Bldg., International e-Commerce Industrial Park
105 Meihua Road
Futian, Shenzhen China, 518000

> **Re: ICZOOM Group Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed September 17, 2021**
> **File No. 333-259012**

Dear Mr. Xia:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 3, 2021 letter.

Amendment No.1 to Registration Statement on Form F-1

Prospectus Summary, page 5

1.   We note your revisions in response to our prior comment 3. Please further revise to discuss the risks arising from the legal system in China, with specific reference to the uncertainties regarding the enforcement of laws and rules. While you include a general reference to the risk factors, please revise to add specific cross-references to the more detailed discussion in the risk factors of the significant regulatory, liquidity and enforcement risks.

2.   Your disclosure states that additional compliance procedures may be required in connection with this offering, and we note disclosure throughout the filing that your failure to obtain prior approval of the China Securities Regulatory Commission could delay the offering or have a material adverse effect on your business, operating results, reputation and trading price of our Class A Ordinary Shares. Please clarify and affirmatively state whether your offering currently requires approval. If it is unclear whether your offering requires approval at this time, please significantly enhance your disclosure to explain why. Discuss any efforts you have undertaken to determine whether approval is required, and explain why you believe it is appropriate to move forward with this offering without a definitive answer to the question of approvals. Please provide similar disclosure for other regulatory approval processes that could have a material impact on your ability to conduct this offering, or your financial condition or operation, such as the PRC Data Security Law discussed on page 60.

Summary Financial Data

Selected Condensed Consolidated Statement of Operations Data, page 30

3.   Please revise the parent column amounts to be consistent with the unaudited condensed financial information of the parent company presented in the notes to the consolidated financial statements on pages F-44 and F-83.

Exhibits

4.   Please refer to Exhibit 5.1. Please have counsel remove the inappropriate assumptions contained in Sections 2(h) and 2(i). Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

5.   Please refer to Exhibit 8.2. We note that Exhibit 8.2 is a short-form tax opinion. Please have counsel revise the cross reference contained in the fourth paragraph as the prospectus does not contain a section captioned "MATERIAL U.S. INCOME TAX CONSIDERATIONS - United States Federal Income Taxation." Please have counsel revise as applicable.

You may contact Scott Stringer at 202-551-3272 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services